CSM

07023512

Corporate Affairs

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 20 590 63 28
F +31 20 590 63 60
E mariette.mantel@csm.nl
I www.csm.nl

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Subject CSM nv, (SEC File No. 82-34886)

Date April 27, 2007

PROCESSED
MAY 1 7 2007
THOMSON
FINANCIAL

SUPPL

Dear Sirs:

On behalf of CSM nv (the "Company"), we furnish, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "1934 Act"), copy of the following documents:

- Press release April 20, 2007: NMA approves sales of CSM Sugar to Royal Cosun
- Press release April 25, 2007: CSM General Shareholders' Meeting approves dividend
- Annual report 2006 CSM nv as approved in the annual shareholders' meeting of 25 April 2007.

The foregoing documents represent information that CSM is required to provide to its shareholders under the provisions of Dutch law and/or stock exchange listing requirements applicable to CSM. In accordance with Rule 12g3-2(b), these materials are not deemed to be "filed" with the Commission within the meaning of the 1934 Act.

Kindly indicate your receipt of this package by stamping the enclosed copy of this transmittal letter and returning it in the postage-paid envelope provided. Thank you.

Very truly yours,

M. Mantel-Werl

Mariëtte Mantel
CSM nv

Enclosure(s)

Dew 5/16

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

CSM GENERAL SHAREHOLDERS' MEETING APPROVES DIVIDEND

Diemen, the Netherlands, 25 April 2007 – The General Shareholders' Meeting held today approved the proposed dividend of EUR 0.80 per (depositary receipt of an) ordinary share for financial year 2006 (pay-out ratio 54.3 %).

The dividend of EUR 0.80 per (depositary receipt of an) ordinary share is payable in cash on 8 May 2007, after deduction of dividend tax. The ex-date is 27 April 2007 and the record date is 2 May 2007.

The meeting also approved an amendment to the Articles of Association involving, amongst others, the termination of CSM's depositary receipts regime, and making the financing preference shares issued by CSM "IFRS proof."

As a result of the termination of the depositary receipts regime the depositary receipts of shares will be converted to shares as at 7 May 2007, which will be listed on Euronext Amsterdam as at the same date. Being "IFRS proof," the financing preference shares can again be included in the balance sheet as equity.

The shareholders also approved the re-appointment of Messrs. P. Bouw and W. Spinner as members of the CSM Supervisory Board.

For more information, please contact:
Press: Corporate Communications: tel. +31 (0)20 590 6216
Analysts: Ian Blackford, Investor Relations Manager: tel. +31 (0)20 590 6228/cell phone +44 (0)7767 227506

Background information:
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, and lactic acid derivatives. With these activities CSM generates annual sales of EUR 2.4 billion; it has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

CSM

Corporate Communications

P.O. Box 349
1000 AH Amsterdam
The Netherlands

Nienoord 13
1112 XE Diemen

T +31 (0)20 590 62 16
F +31 (0)20 590 62 17
E communications@csm.nl

Press Release

NMA APPROVES SALE OF CSM SUGAR TO ROYAL COSUN

Diemen, the Netherlands, 20 April 2007 – CSM nv announces that the Netherlands Competition Authority (NMa) has approved the sale of CSM Sugar to Royal Cosun in Breda, the Netherlands. The parties expect to effectuate the transaction on 24 April 2007.

On 21 July 2006 CSM announced the intended sale of CSM Sugar (annual sales of EUR 250 million and a workforce of 300) to Royal Cosun. As indicated at that time, the selling price is EUR 202 million.

The merger between CSM Sugar and Suiker Unie, the sugar operations of Royal Cosun, represents a major joining of forces and a reinforcement of the entire chain. It secures the continuity of the Dutch sugar sector in the rapidly changing European sugar market.

The sale of CSM Sugar must be seen in the context of streamlining CSM's portfolio. CSM wants to focus its efforts on its global market leader positions in bakery supplies and lactic acid.

For more information, please contact:
Press: Corporate Communications: tel. +31 (0)20 590 6216
Analysts: Ian Blackford, Investor Relations Manager: tel. +31 (0)20 590 6228/cell phone +44 (0)7767 227506

Background information:
CSM is a global producer and distributor of bakery products and food ingredients. CSM's main product groups are bakery ingredients and products, lactic acid, lactic acid derivatives (and sugar). Excluding the sugar activities CSM generates annual sales of EUR 2.4 billion and has a workforce of around 8,200. CSM operates in Europe, North America, Brazil, and Asia. For more information: www.csm.nl

END